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                             October 31, 2022

       Adi Zuloff-Shani
       Chief Executive Officer
       Clearmind Medicine Inc.
       101     1220 West 6th Avenue
       Vancouver, British Columbia V6H1A5

                                                        Re: Clearmind Medicine
Inc.
                                                            Amendment No. 5 to
Registration Statement on Form F-1
                                                            Filed October 26,
2022
                                                            File No. 333-265900

       Dear Adi Zuloff-Shani:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 25, 2022 letter.

       Amendment No. 5 to Registration Statement on Form F-1, filed October 26, 2022

       Condensed Interim Statements of Changes in Shareholders' Equity, page
F-29

   1. We note your response to our comment 1. In the Note 9(c) on page F-36, you indicated
                                                        that you issued 39,747
units for proceeds of $953,925 with $190,785 allocated to warrants reserve. As previously
requested, please tell us why the entire $953,925 is included in the share capital.
   2. We acknowledge your response to our prior comment number 1. Please confirm the other issuances in Item 7
appropriately reflect the stock split as previously requested.
 Adi Zuloff-Shani
FirstName
Clearmind LastNameAdi
           Medicine Inc. Zuloff-Shani
Comapany
October 31,NameClearmind
            2022           Medicine Inc.
October
Page 2 31, 2022 Page 2
FirstName LastName
       You may contact Christie Wong at 202-551-3684 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Joe McCann at 202-551-6262 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      David Huberman, Esq.